SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__1__)



                            WorldWide Web NetworX Corp.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    981604101
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               July 25, 2001
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 6 pages

CUSIP No.  981604101                 13D          Page 2 of  6 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            17,335,761
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             17,335,761
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       17,335,761
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       32%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  981604101                 13D           Page 3 of 6 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            17,335,761
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             17,335,761
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       17,335,761
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                      *SEE,INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  981604101                13D                   Page 4 of 6 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Blair Ventures-Fund I, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            15,100,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             15,100,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       15,100,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       27.9%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                  Page 5 of 6 pages
Item 1.         Security and Issuer:

                WorldWide Web NetworX Corp.
                Shares of Common Stock, $.001 par value


                Address of Issuer:

                P.O. Box 460
                Villanova, PA  19085

Item 2. (a)   Name of Persons Fling


               J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair Investment"), and Blair Ventures-Fund I, Inc. ("Blair Ventures"). See attached Exhibit A of the previous filing for a copy of their agreement to file this statement on behalf of each of them.

Item 5. Ownership is revised in its entirety as follows:


(a) As of July 23, 2001, Mr. Davis may be deemed to beneficially own 17,335,761 shares or 32% of the Issuer's shares issued and outstanding as follows: (i) 2,000,000 shares owned by Blair Investment, (ii) a Warrant to purchase 214,967 shares of the Issuer's Common Stock (1), (iii) 4,800,000 shares issuable upon conversion of a Convertible Promissory Note (the "Note") in the amount of $3,600,000 at the rate of $.75 per share (2) (3) and (iv) 10,300,000 shares owned by Blair Ventures.

     As of July 23, 2001, Blair Investment may be deemed to beneficially own 17,335,761 shares or 32% of the Issuer's shares as indicated in (i), (ii),
     (iii), and (iv) above.

     As of July 23, 2001, Blair Ventures may be deemed to beneficially own 15,100,000 shares or 27.9% as indicated in (iii) and (iv) above.

(b) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned Blair Investment and Blair Ventures.

(c) Blair Ventures received 10,300,000 shares of Common Stock from the Issuer. The Issuer was required to issue to Blair Investment these shares for not having a registration statement covering the shares owned by Blair Investment declared effective by October 4, 1999. The amount was equal to the sum of (i) 200,000 shares of Common Stock for each month, pro-rated for any part thereof, that the effectiveness of the registration statement was delayed plus (ii) such number of shares as equals (A) $300,000 multiplied by (B) the quotient of (X) the closing bid price on October 4, 1999, less the closing bid price of the Common Stock on the date the registration statement is declared effective by the SEC, divided by (y) $1.50.

(d)  None

(e)  None

______________________________________________________________________

(1) The Warrant is exercisable until September 22, 2002 to purchase the shares at an exercise price of $1.80 per share.

(2) Accrued but unpaid, Interest on the Note, at the rate of 10% per annum, is also convertible at the option of Blair Ventures into shares of the issuer at $.75 per share. The Issuer has the option of paying interest in shares of Issuer at the lower of (i) $.75 per share or (ii) the current market value of such shares.

(3) Does not include an aggregate of 1,664,749 shares of Common Stock owned directly by the independent children and grandchildren of Mr. Davis and by partnerships whose limited partners are children and grandchildren of Mr. Davis. Mr. Davis disclaims beneficial ownership of these shares.

                                                          Page 6 of 6 pages

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                       /s/ J. Morton Davis
Date:    July 24, 2001             ________________________
         New York, New York                J. Morton Davis





                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                   by: /s/ David Nachamie
Date:    July 24, 2001                 _____________________________
         New York, New York                David Nachamie
                                           Treasurer




                                     Blair Ventures-Fund I, Inc.



Date:    July 24, 2001                   /s/ J. Morton Davis
         New York, New York              ____________________________
                                            J. Morton Davis